Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Under IFRS

	Nine Months ended September 30,	Year ended December 31,
	2014	2013	2012	2011	2010	2009
	(unaudited)	(audited)
	(in NOK millions)
Earnings
Pre-tax income from continuing operations	1,113.2	3,457.4	830.3	579.4	4,666.0	1,766.3
Earning of equity-accounted investees	(94.2)	(221.8)	(83.6)	15.0	(194.9)	(83.9)
Fixed charges	402.9	651.5	382.8	405.8	380.2	424.7
Distributed income from equity-accounted investees	71.6	20.3	31.8	59.5	48.5	22.4
Capitalized interest	(3.8)	(11.3)	—	—	—	—
Earnings	1,489.6	3,896.1	1,161.3	1,059.7	4,899.8	2,129.5

Fixed charges
Interest expensed	296.2	510.2	307.0	333.6	309.8	404.3
Capitalized interest	3.8	11.3	—	—	—	—
Amortization of premiums, discounts and issue costs related to indebtedness	102.9	130.1	75.8	72.2	70.5	20.4
Fixed charges	402.9	651.5	382.8	405.8	380.2	424.7

Ratio of earnings to fixed charges	3.70	5.98	3.03	2.61	12.89	5.01